

Apollo Hospitals

CHENNAI

touching lives

Date : September 1, 2006

Securities and Exchange Commission
Division of Corporation Finan
Office of International Corpo
450 Fifth Street, N.W.
Washington, D.C
20549-0302



SUPPL

Dear Sir,

Sub : Apollo Hospitals International Limited

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Apollo Hospitals International Ltd (AHIL) (formerly known as Akshaya Apollo Hospitals Limited), an unlisted company, is promoted by Apollo Hospitals Enterprise Limited ('the Company") and runs 350 Bed Super Speciality Hospital in Ahmedabad. The shareholding pattern of AHIL was as follows :-

	No. of Shares	(%)
Subscribers to Memorandum & Articles of Association	15,970	0.04
Apollo Hospitals Enterprise Limited	22,330,000	55.35
ICICI Ltd	6,666,666	16.52
IDBI Ltd	3,333,333	8.26
IDFC Ltd	8,000,000	19.83
Total	40,345,969	100.00

In pursuance of the agreements/undertakings with the financial institutions, the company bought back the entire equity holdings of institutions through its wholly owned subsidiary, Unique Home Healthcare Limited. The Company also entered into an agreement with Cadila Pharmaceuticals Limited, Ahmedabad engaged in the business of manufacturing and marketing various pharmaceutical, medicinal and hospital products for sale of 50% equity of AHIL and the transaction was completed on 31st August 2006.

dw 9/22

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Consequently, the current shareholding pattern of AHIL is as follows :-

	No. of Shares	(%)
Apollo Hospitals Group	20,172,985	50
Cadila Pharmaceuticals Limited	20,172,985	50
Total	40,345,970	100

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 SEP 22 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : 31st August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.W.
Washington, D.C.
20549-0302.

Dear Sir,

Sub :- (i) Information submitted Under Rule 12g3-2(b)
(ii) Limited Review Report on First Quarter Results

Ref :- Apollo Hospitals Enterprise Limited File No.82-34893.

....

Please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2006 for your records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals

CHENNAI

touching lives

Date : 31st August 2006

The Secretary,
Madras Stock Exchange,
11 Second Line Beach,
Chennai - 600 001.

The Secretary,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers, Dalal Street,
Mumbai - 400 001.

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

The National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore,
Chennai - 600 004

Dear Sir,

Sub :- Limited Review Report on First Quarter Results – June 2006 – Reg.

....

Further to our letter dated 25th July 2006, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2006 for your records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Ref : ISIN US0376081065 – Rule 144a GDR
ISIN US0376082055 – Reg. S GDR

Mr.Hugh Sandeman
Head of Business Development for India
London Stock Exchange
10 Paternoster Square
London, EC4M 7LS

Ref : ISIN US0376081065 – Rule 144a GDR
ISIN US0376082055 – Reg. S GDR

C.N. RAMACHANDRAN
B Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel. : 91-422-2319071

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 30th June 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date: 28.08.2006

For M/s. S. Viswanathan
Chartered Accountants



V C Krishnan
Partner
Membership No: 22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd.Office : No. 19 Bishop Gardens ,Raja Annamalaipuram,Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2006

(Rs.in Millions)

SL No.	Particulars	Quarter ended		Year ended
		30.06.2006 (Unaudited)	30.06.2005 (Unaudited)	31.03.2006 (Audited)
1	Hospital Income	2,040	1,572	7,078
2	Other Income	12	2	112
	Total Income	2,052	1,574	7,190
3	Total Expenditure			
	(a) Increase / Decrease in stock in trade	-	-	-
	(b) Material consumption	1,026	792	3,602
	(c) Staff cost	291	214	984
	(d) Other expenditure	94	83	323
	(e) General Administrative Expenses	261	165	851
	(f) Selling and Distribution Expenses	11	14	77
	(g) Accreditation Expenses #	-	-	92
4	Interest	28	34	117
5	Depreciation	73	60	261
6	Profit (+) / Loss (-) before tax (1+2-3-4-5)	268	212	883
7	Provision for Taxation			
	Current	81	60	253
	Deferred	5	9	15
	Fringe Benefit Tax	2	3	13
8	Net profit (+) / Loss (-)(6-7)	180	140	602
9	Paid-up equity share capital (Face value : Rs.10/-per share)	506	416	506
10	Reserves excluding revaluation reserves (Year End)			6,039
11	EPS for the period,for the year to date and for previous year			
	Basic	3.56	*3.36	12.53
	Diluted	3.49	*3.36	12.26
12	Aggregate of Non-Promoter Shareholding			
	No.of shares	36,230,260	27,318,531	36,342,846
	Percentage of shareholding	71.60	65.67	71.83
	* not to be annualised			

One time expenditure incurred for upgradation of Chennai main hospital facilities in line with requirements of International quality accreditation body.



Apollo Hospitals Enterprise Limited
Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram
Chennai - 600 028

Segment Reporting under Clause 41 of the Listing Agreement with
Stock Exchange for the Quarter ended 30th June 2006

(Rs.in Millions)

Particulars	*Quarter ended*		*Year ended*
	30.06.2006 *(Unaudited)*	30.06.2005 *(Unaudited)*	31.03.2006 *(Audited)*
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	2,040	1,573	7,101
b) Others	12	1	89
SUB - TOTAL	2,052	1,574	7,190
Net Sales / Income from Operations	2,052	1,574	7,190
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	284	245	911
b)Others	12	1	89
SUB - TOTAL	296	246	1,000
Less : (i)Interest (Net)	28	34	117
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	268	212	883
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital division (Including Pharmacy)	7,084	4,636	6,130
b) Others	963	122	1,225
TOTAL	8,047	4,758	7,355

